345 Park Avenue New York, NY 10154- 1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

Via Edgar

August 7, 2024

Conlon Danberg

Lauren Nguyen

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pono Capital Two, Inc.
Revised Preliminary Proxy Statement on Schedule 14A Filed August 1, 2024 File No. 001-41462

Dear Mr. Danberg and Ms. Nguyen:

On behalf of our client, Pono Capital Two, Inc., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated August 6, 2024 (the “Comment Letter”) regarding the Company’s Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

The Company has filed via EDGAR an Amendment No. 6 to the Proxy Statement (the “Amended Proxy Statement”), which reflects the Company’s responses to the Comment Letter and certain updated information. Please note that our responses below, insofar as relevant information relates to SBC Medical Group Holdings Incorporated, a Delaware corporation (“SBC”) or matters arising from SBC’s participation in the preparation of the Proxy Statement and the Amended Proxy Statement, are based on our discussions with and information received from SBC or its counsel, Anthony, Linder & Cacomanolis, PLLC, who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Proxy Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amended Proxy Statement.

Revised Preliminary Proxy Statement on Schedule 14A filed August 1, 2024

Unaudited Pro Forma Condensed Combined and Consolidated Financial Information, page 99

1.	We note your response to prior comment 5 and the addition of footnotes I and CC. Based on the disclosure, it appears Rule 11-02(a)(6) requires adjustment on the face of the pro forma financial statements for the accounting for the transaction, with the assumptions clearly explained in the footnote. Please revise accordingly.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement throughout the (i) Summary Unaudited Pro Forma Condensed Combined and Consolidated Financial Information and (ii) Unaudited Pro Forma Condensed Combined and Consolidated Financial Information sections, including the assumptions in footnotes I and CC on page 108.

Please do not hesitate to contact Mitchell Nussbaum at (212) 407-4159 or Alexandria Kane at (212) 407-4017 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:

Darryl Nakamoto
Pono Capital Two, Inc.

Yoshiyuki Aikawa
SBC Medical Group Holdings Incorporated

Craig D. Linder, Esq.
Anthony, Linder & Cacomanolis, PLLC